SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 16 October 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



October 16, 2003

                    TNK-BP RESERVES ESTIMATE OF 4.1 BILLION
                         BARRELS COULD MORE THAN DOUBLE


BP said today that under the rules of the US Securities & Exchange Commission
(SEC) which take account only of volumes that can be produced during the life of current oilfield licences, its new Russian joint venture, TNK-BP, would have estimated proven oil reserves of 4.1 billion barrels.


The estimate would more than double to 9.4 billion barrels, based on criteria set by the Society of Petroleum Engineers (SPE) which take account of production that can be recovered economically over full field life.


Proposals are currently before the Russian parliament to extend oilfield licences.


These large volumes, together with more than 21 billion barrels of oil and gas resources additionally discovered by the joint venture, were disclosed by BP chief executive Lord Browne today in a summary of a major presentation to the financial community in London on the company's $6.8 billion Russian investment.


Browne said that oil production from TNK-BP's operations averaged 1.2 million barrels a day over the first half of this year, 10 per cent up on 2002. Some 51 per cent of the output was exported as crude to internationally-priced markets and 11 per cent as refined products. An additional 9 per cent went to CIS countries at higher-than-domestic prices. The company was seeking to boost exports further.

The average price received per barrel for the half year was $21.80, with lifting costs of $2.50. Production is expected to rise by 12-14 per cent over the year as a whole and a further 7 per cent in 2004. A 'steady-state' rise of some 5 per cent a year is envisaged thereafter - though this will be subject to change as business plans develop and reserves are added.


Browne said costs were "under control and expected to trend down as the synergies from the merger of TNK and Sidanco are realised.


"Cash flows have been re-invested at a rate of approximately 30 per cent over the period 2001 to the first half of 2003. Capital spend has averaged around $850 million a year. TNK-BP expects to increase this rate to around $1 billion or so over the near term - putting over 70 per cent in the exploration and production area."


                                                            More...

The minimum dividends to be paid would be 40 per cent of net income, he said. "The figure TNK-BP is planning to dividend for the first half of 2003 is 50 per cent of net income which is about $600 million, of which BP's share would be some $300 million.


"These figures will, of course, alter when TNK's 50 per cent share of Slavneft is incorporated. We expect this will be done progressively as the assets are divided up between Yukos-Sibneft and TNK-BP but, in aggregate, Slavneft would have added about 13 per cent to production in the first half of 2003."


If the returns from BP's investment had been consolidated into group accounts for the first half of 2003, they would have been accretive to results, adding some 3 per cent to earnings per share, 0.1 per cent to return on capital employed and 3 per cent to post-tax cash. Forward projections indicate that accretion to earnings is likely to improve as a result of higher production and lower costs.


Browne said BP staff had spent 40,000 man hours examining the operational, technical, legal and environmental aspects of TNK ahead of deciding on its $6.8 billion investment and BP was confident it had paid an 'appropriate price' for its 50 per cent share of the assets.


The price paid for the estimated SEC-defined reserves was $4 a barrel, significantly less than the $5.8 per barrel in the Yukos-Sibneft merger. On an SPE basis, the price was $1.7 a barrel. "It is interesting to note that in the period since our transaction was announced, Russian energy stocks have increased in value by over 40 per cent," Browne said.


The company had also rigorously analysed the risks of doing business in Russia, based in part on its own direct experience since 1989 when it first looked seriously at Russian exploration prospects, but also in the experience of Amoco and ARCO, both of which were significantly involved in Russia from the mid-1990s.

"We particularly concluded that Russian partners were, and remain, vital to an understanding of a rapidly moving political and business context. We regard our partners in Alfa and Access Renova (AAR) as one of the best shareholder groups in Russia, with a strong track-record. For example, Alfa Bank was the only bank to honour its debt obligations - domestic and foreign - during the 1998 financial crisis," Browne said.


"We have built a strong relationship tested by past difficulties, notably over Sidanco. AAR brings not only assets and people but also experience and sound judgement on the right things to do in the Russian context - in particular, in managing relationships in a country still in transition.


"They have said they are committed to making TNK-BP not only a successful operation but a company that can compare favourably with BP in terms of the quality of governance, transparency, safety and ethics. In these matters I know they are reinforcing President Putin's agenda for modernisation.


"BP, as a powerful, globally-connected company, brings not only technology to improve the business but also credibility and experience in modern management. It is a partnership of mutual advantage."


Browne said the half share of TNK-BP would make up some 15 per cent of BP's total production, a percentage unlikely to change over the next five years. It would represent some 11 per cent of BP's proven oil and gas reserves and 3 per cent of capital employed.


Further information:


BP Press Office, London, tel: +44 (0)207 496 4624/5256/4708/4358


                            - ENDS -

                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)



Dated: 16 October 2003                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary